Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Michael D. Mabry
(215) 564-8011
mmabry@stradley.com

December 16, 2019

Filed via EDGAR
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Global Beta ETF Trust (the “Trust”) (File Nos. 333-232249; 811-23450
Dear Ms. Brutlag:
On behalf of the Trust, below are the Trust’s responses to the comments you provided to us telephonically with regard to Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A (“PEA No. 1”) relating to the registration of the Global Beta Smart Income ETF series of the Trust.  PEA No. 1 was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 10, 2019 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. Below we have provided your comments and the Trust’s responses to those comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in PEA No. 1.
Prospectus

Principal Investment Strategies

1. Comment: On page 2, the prospectus states that the “S&P Dow Jones Indices LLC (the ‘Index Provider’), in consultation with the Adviser, developed the Target Index methodology.” Please disclose whether the Adviser retains any ongoing interest, control, role, or involvement in the index (e.g., retains intellectual property rights, or expects or requires consultation or approval of index

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

changes).

Response: Subject to S&P’s ownership of the S&P 900, the Target Index, the values thereof, and the specifications provided by the Adviser to S&P, are proprietary to the Adviser.  S&P is responsible for the ongoing maintenance, compilation, calculation and administration of the Target Index.  The Adviser may from time to time request that S&P make changes to the specifications of the Target Index.

In addition, the paragraph on p. 5 of the statutory prospectus shall be changed as follow:

The Index Provider, in consultation with the Adviser, developed the Target Index methodology. ~~The Index Provider retains all proprietary rights in the Target Index.~~ The Index Provider is responsible for the ongoing maintenance, compilation, calculation and administration of the Target Index.  Subject to the Index Provider’s ownership of the S&P 900, the Target Index, the values thereof, and the specifications provided by the Adviser to the Index Provider, are proprietary to the Adviser.  The Adviser may from time to time request that the Index Provider make changes to the specifications of the Target Index.  The Target Index is unmanaged and cannot be invested in directly.

2. Comment: Please provide the staff with the index methodology (i.e., white paper) for the Target Index.

   Response: The index methodology has been provided to the SEC staff as requested.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to J. Stephen Feinour, Jr. at 215-564-8521.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry